Filed by Pacific Premier Bancorp, Inc.

Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: San Diego Trust Bank

SEC Registration Statement No.: 333-1847688

This filing relates to a press release dated April 24, 2013 issued by Pacific Premier Bancorp, Inc. The following is a copy of the press release.

Pacific Premier Bancorp, Inc. Announces First Quarter 2013 Earnings (Unaudited)

First Quarter 2013 Summary

●	Net Income of $2.0 million, or $0.13 per fully diluted share
●	Total Assets increase to $1.4 billion
●	End-of-Period Deposit Costs fall to 0.37%
●	Noninterest Bearing Deposits increase 48% to $317 million
●	End-of-Period Gross Loans decrease $40 million from prior quarter
●	Net Interest Margin of 4.62%

Irvine, Calif., April 24, 2013 -- Pacific Premier Bancorp, Inc.  (NASDAQ: PPBI) (the “Company”), the holding company of Pacific Premier Bank (the “Bank”), reported net income for the first quarter of 2013 of $2.0 million or $0.13 per share on a diluted basis, down from $3.8 million or $0.32 per share on a diluted basis for the fourth quarter of 2012.  For the three months ended March 31, 2013, our return on average assets was 0.67% and return on average equity was 5.65%, down from a return on average assets of 1.42% and a return on average equity of 14.07% for the fourth quarter of 2012.  The decrease in our net income and returns was primarily related to one-time costs of $2.0 million recorded in connection with the acquisition of First Associations Bank (“First Associations”) on March 15, 2013 and the pending merger with San Diego Trust Bank that is expected to close in the third quarter of 2013.

Steven R. Gardner, President and Chief Executive Officer, commented on the results, “We are not satisfied with our first quarter performance as it was impacted by compression in our net interest margin and a lower level of loan production than we expected. Our end-of-period loan balances declined from the prior quarter primarily due to a decrease in our warehouse lending business of $56.8 million and the payoff of lower quality credits primarily in the multi-family portfolio.  We did benefit during the quarter from an increase in commercial and industrial and owner occupied commercial real estate loans, some of which we acquired from First Associations.

“We took concrete steps during the quarter that we expect will positively impact future business. Our business development efforts gained momentum as we moved through the first quarter as evidenced by our loan pipeline that more than doubled to $185 million at March 31, 2013. The growth in the pipeline came from all of our various lending business units.  Over the past few months, we have added several experienced bankers that have enhanced our ability to develop additional relationships in our C&I, CRE, SBA, HOA and warehouse lending businesses.  We believe the investments we have made in talent, systems and infrastructure along with the closing of the First Associations acquisition has provided us with multiple avenues for generating profitable loan growth going forward.

“With the closing of the First Associations acquisition, we expect to offset pressure on our net interest margin through a decrease in interest expense due to the low cost deposits we acquired.  Following the acquisition of First Associations, our spot rate for cost of deposits declined to 37 basis points at March 31, 2013, compared with a spot rate of 51 basis points at the end of the prior quarter.  Our deposit base continues to improve as core transaction accounts now comprise 71% of the deposit base. We also have more than $240 million of CDs at a weighted average rate of 88 basis points that will mature over the rest of 2013, with much of those maturities coming in the third and fourth quarter of this year.  As we reprice these CDs and/or replace them with lower-costing deposits, we should see a continued reduction in our cost of deposits, an overall improvement of the deposit mix and enhancement of our net interest margin.

“Finally, we are very excited about our pending acquisition of San Diego Trust Bank.  We believe San Diego will be another strong growth market for us, and the synergies between our two banks should result in significant benefits being created for the customers, employees and shareholders of each company,” said Mr. Gardner.

Net Interest Income

Net interest income totaled $12.9 million in the first quarter of 2013, up $278,000 or 2.2% compared to the fourth quarter of 2012.  The increase in net interest income reflected higher average interest-earning assets of $99.2 million, partially offset by a decrease in net interest margin to 4.62%.  The increase in average interest-earning assets during the first quarter of 2013 was primarily from a $57.8 million increase in loans, a $27.3 million increase in cash and cash equivalents, and a $14.1 million increase in securities.  The decrease in the net interest margin of 26 basis points is primarily attributable to a decrease in yield on average interest-earning assets of 39 basis points, primarily from a decrease in loan portfolio yield and a lower mix of higher yielding loans.  Partially offsetting this decrease was lower deposit costs of 10 basis points from a decrease in costs and an improved mix of lower costing deposits.  The loan yield decline of 34 basis points primarily reflected a lower portfolio weighted average rate that decreased 14 basis points to 5.30% at March 31, 2013, and a reduction in the collection of back interest and deferred fee recognition on loan payoffs.

Compared to the first quarter of 2012, net interest income for the first quarter of 2013 increased $2.9 million or 28.5%.  The increase in net interest income reflected an increase in average interest-earning assets of $201.3 million or 21.6% in the current quarter to $1.1 billion and a higher net interest margin of 4.62% in the current quarter, compared with 4.31% in the first quarter of 2012.  The increase in average interest-earning assets for the period was primarily due to an increase in average loans, which were up $229.7 million primarily associated with organic loan growth, loan purchases and acquisitions.  The increase in the current quarter net interest margin of 31 basis points primarily reflected a decrease in the cost of deposits of 41 basis points, partially offset by the decrease in our interest-earning asset yield of 11 basis points.

Provision for Loan Losses

We recorded a $296,000 provision for loan losses during the first quarter of 2013, compared with $606,000 provision for loan losses for the fourth quarter of 2012.  Stable credit quality metrics and the recent charge-off history within our loan portfolio were significant factors in estimating the adequacy of our allowance for loan losses.  Net loan charge-offs amounted to $296,000 in the first quarter of 2013, up $26,000 from $270,000 experienced during the fourth quarter of 2012.

There was no provision for loan loss recorded in the first quarter of 2012, compared to $296,000 recorded in the first quarter of 2013.  Compared to the first quarter of 2012, net loan charge-offs decreased $110,000.

Noninterest income

Noninterest income for the first quarter of 2013 amounted to $1.7 million, down $1.5 million or 46.0% compared to the fourth quarter of 2012.  The decrease was primarily attributable to the 2012 fourth quarter gain on sales of investment securities of $922,000, as there were no sales of securities in the first quarter of 2013, and net gain on the sale of our corporate offices and associated fixed assets of $597,000.  Factoring out these two items, noninterest income increased $49,000, primarily from an increase in gain from the sales of Small Business Administration (“SBA”) loans.

Compared to the first quarter of 2012, noninterest income increased $785,000.  The increase was primarily related to net gains of $723,000 from the sale of $5.0 million of SBA loans in the first quarter of 2013, compared with no sales in the year-ago quarter, and higher loan servicing fees of $149,000, partially offset by lower deposit fees of $61,000.

Noninterest Expense

Noninterest expense totaled $11.2 million for the first quarter of 2013, up $2.2 million or 24.5%, compared to the fourth quarter of 2012.  The increase primarily related to one-time costs associated with the First Associations acquisition of $1.7 million and included higher:

●
Compensation and benefits costs of $650,000 primarily from increased health care expense, employee count as we added employees in lending and credit areas to increase our production of commercial and industrial (“C&I”) loans, commercial real estate (“CRE”) loans, SBA loans, homeowner association (“HOA”) loans, warehouse facilities and a construction loan manager to oversee the origination of construction loans and employer payroll taxes;

●	Premises and occupancy costs of $145,000 primarily related to rental expense of our new corporate headquarters needed for business expansion; and
●	Other expense of $215,000 primarily due to a higher provision for off-balance sheet commitment expenses of $96,000 and HOA management company fees of $65,000.

Partially offsetting these increased expenses was lower other real estate owned (“OREO”) operations expense of $635,000.  Additionally, included in legal, audit and professional expense were legal fees of $337,000 related to our pending acquisition of with San Diego Trust Bank.

Compared to the first quarter of 2012, noninterest expense increased $4.5 million or 68.3%. The increase primarily related to one-time costs associated with the First Associations acquisition of $1.7 million, as well as higher compensation and benefits costs of $1.6 million, premises and occupancy costs of $415,000, other expense of $393,000 and data processing and communications costs of $268,000, all of which primarily related to acquisition and business expansion initiatives over the past year.

Assets and Liabilities

At March 31, 2013, assets totaled $1.4 billion, up $421.5 million or 42.8% from March 31, 2012 and up $232.9 million or 19.8% from December 31, 2012.  The increase since year-end 2012 was primarily related to the First Associations acquisition, partially offset by the payoff of $87.0 million of Federal Home Loan Bank (“FHLB”) borrowings and a decrease in loans held for investment of $66.8 million, excluding the loans acquired from First Associations.  The increase from March 31, 2012 was predominately related to two acquisitions:  the First Associations acquisition in March of 2012, which included at the acquisition date $222.4 million in securities, $124.7 million in cash, $26.4 million in loans, $11.9 million in goodwill and $8.7 million in other types of assets, and the acquisition of Palm Desert National Bank (“Palm Desert National”) from the Federal Deposit Insurance Corporation (“FDIC”), as receiver, in April of 2012, which included at the acquisition date $63.8 million in loans, $39.5 million in cash, $11.5 million in OREO and $6.1 million in other types of assets.

Investment securities available for sale totaled $301.2 million at March 31, 2013, up $150.4 million or 99.8% from March 31, 2012 and up $217.1 million or 258.2% from December 31, 2012.  The increase over both period ends was primarily due to the First Associations acquisition, which added $222.4 million in investment securities available for sale at the acquisition date.  During the first quarter of 2013, principal payments of $5.8 million partially offset the securities acquired from First Associations.

Net loans held for investment totaled $933.8 million at March 31, 2013, an increase of $246.8 million or 35.9% from March 31, 2012 and a decrease of $40.4 million or 4.1% from December 31, 2012.  The decrease in loans from the end of the prior quarter was primarily related to a decline in loan balances of our warehouse facilities of $56.8 million, multi-family loans of $17.3 million, including sub-performing credits totaling $14.9 million, and one-to-four residential loans of $10.4 million, partially offset by increases in C&I loans of $25.2 million and owner occupied CRE loans of $15.6 million.

During the first quarter of 2013, commitments on our warehouse repurchase facility credits increased $42.7 million to total $313.9 million with our end of period utilization rates for these loans dropping from 73.4% at December 31, 2012 to 44.3% at March 31, 2013.  Although our end of period balances for warehouse facilities decreased, our average daily outstanding balance increased $12.5 million to $145.3 million when comparing the first quarter of 2013 with the fourth quarter of 2012.  The first quarter of 2013 included loan originations of $89.8 million, partially offset by an increase in undisbursed loan funds of $107.0 million, loan repayments of $45.2 million, and loan sales of $5.0 million.  At March 31, 2013, the loan to deposit ratio was 79.7%, down from 82.1% at March 31, 2012 and 109.0% at December 31, 2012.

Deposits totaled $1.2 billion at March 31, 2013, up $339.0 million or 40.0% from March 31, 2012 and up $281.0 million or 31.1% from December 31, 2012.  The increase over both prior periods was predominately related to the First Associations acquisition, which added deposits of $356.8 million at a cost of 21 basis points at the closing of the acquisition, partially offset by First Associations deposits held by the Bank prior to acquisition of $78.5 million.  Additionally, the increase from March 31, 2013 from March 31, 2012 included deposits of $80.9 million at the closing of the Palm Desert National acquisition, excluding the runoff of $34.1 million in wholesale certificates shortly after closing.

The increase in deposits during the first quarter of 2013 included interest-bearing transaction accounts of $189.9 million and noninterest-bearing accounts of $102.9 million, partially offset by a decrease in retail certificates of deposit of $16.2 million.  At March 31, 2013, we had $4.4 million in CDARS deposits assumed in the First Associations acquisition.  The total end of period cost of deposits at March 31, 2013 decreased to 0.37%, from 0.75% at March 31, 2012 and from 0.51% at December 31, 2012.  At March 31, 2013, we had certificates of deposit maturing in the second quarter of $37.2 million at a weighted average rate of 0.72%, in the third quarter of $82.6 million at a weighted average rate of 0.95% and in the fourth quarter of $122.8 million at a weighted average rate of 0.89%.

At March 31, 2013, total borrowings amounted to $54.5 million, up $15.7 million or 40.4% from March 31, 2012.  During the first quarter of 2013, total borrowings decreased $71.3 million or 56.7%, primarily related to the reduction of FHLB overnight advances taken out primarily to fund loans, partially offset by $15.7 million in repurchase agreement debt assumed in the acquisition of First Associations.  This repurchase agreement debt was offered as a service to certain former First Associations depositors that adds protection for deposit amounts above FDIC insurance levels.  Total borrowings at March 31, 2013 represented 3.9% of total assets and had an end of period weighted average cost of 2.29%, compared with 3.9% of total assets and at a weighted average cost of 3.28% at March 31, 2012 and 10.7% of total assets at a weighted average cost of 1.19% at December 31, 2012.

Asset Quality

At March 31, 2013, nonperforming assets totaled $4.7 million or 0.33% of total assets, down from $5.5 million or 0.55% of total assets at March 31, 2012, but up from $4.5 million or 0.38% of total assets at December 31, 2012.  During the first quarter of 2013, nonperforming loans increased $896,000 to total $3.1 million and OREO decreased $697,000 to total $1.6 million.

Our allowance for loan losses at March 31, 2013 was $8.0 million, down from $8.1 million at March 31, 2012 and equal to the allowance for loan losses at December 31, 2012.  The allowance for loan losses as a percent of nonaccrual loans was 257.7% at March 31, 2013, up from 219.6% at March 31, 2012, but down from 362.4% at December 31, 2012.  At March 31, 2013, the ratio of allowance for loan losses to total gross loans was 0.85%, down from 1.17% at March 31, 2012, but up from 0.81% at December 31, 2012.

Capital Ratios

On January 9, 2013, the Company issued 495,000 new shares of its common stock at a public offering price of $10.00 per share in connection with the exercise of the over-allotment option granted to the underwriters as part of an underwritten public offering that was completed on December 11, 2012. The net proceeds from the exercise of the over-allotment option, after deducting underwriting discounts and commissions, was $4.7 million.  During March of 2013, the Company injected $8.7 million of the proceeds from the offering into the Bank, which enhanced the Bank’s regulatory capital ratios.

At March 31, 2013, our ratio of tangible common equity to total assets was 10.16%, with a tangible book value of $9.15 per share, basic book value per share of $10.21 and diluted book value per share of $10.13.

At March 31, 2013, the Bank exceeded all regulatory capital requirements with a ratio for tier 1 leverage capital of 12.55%, tier 1 risked-based capital of 14.43% and total risk-based capital of 15.23%.  These capital ratios exceeded the “well capitalized” standards defined by the federal banking regulators of 5.00% for tier 1 leverage capital, 6.00% for tier 1 risked-based capital and 10.00%, for total risk-based capital.  At March 31, 2013, the Company had a ratio for tier 1 leverage capital of 12.84%, tier 1 risked-based capital of 14.61% and total risk-based capital of 15.40%.

Conference Call and Webcast

The Company will host a conference call at 8:00 a.m. PT / 11:00 a.m. ET on April 24, 2013 to discuss its financial results.  Analysts and investors may participate in the question-and-answer session.  The conference call will be webcast live on the Investor Relations section of the Company’s website www.ppbi.com and an archived version of the webcast will be available in the same location shortly after the live call has ended.  The conference call can be accessed by telephone at (877) 941-6009, conference ID 4613380.  Additionally a telephone replay will be made available through April 30, 2013 at (800) 406-7325, conference ID 4613380.

The Company owns all of the capital stock of the Bank.  The Bank provides business and consumer banking products to customers through its ten full-service depository branches in Southern California located in the cities of Huntington Beach, Irvine, Los Alamitos, Newport Beach, Palm Desert, Palm Springs, San Bernardino and Seal Beach.

FORWARD-LOOKING COMMENTS

The statements contained herein that are not historical facts are forward-looking statements based on management's current expectations and beliefs concerning future developments and their potential effects on the Company. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. There can be no assurance that future developments affecting the Company will be the same as those anticipated by management. The Company cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers; the willingness of users to substitute competitors’ products and services for the Company’s products and services; the impact of changes in financial services policies, laws and regulations (including the Dodd-Frank Wall Street Reform and Consumer Protection Act) and of governmental efforts to restructure the U.S. financial regulatory system; technological changes; the effect of acquisitions that the Company may make, if any, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from its acquisitions; changes in the level of the Company’s nonperforming assets and charge-offs; oversupply of inventory and continued deterioration in values of California real estate, both residential and commercial; the effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters; possible other-than-temporary impairment of securities held by us; changes in consumer spending, borrowing and savings habits; the effects of the Company’s lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; ability to attract deposits and other sources of liquidity; changes in the financial performance and/or condition of our borrowers; changes in the competitive environment among financial and bank holding companies and other financial service providers; unanticipated regulatory or judicial proceedings; and the Company’s ability to manage the risks involved in the foregoing.  Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2012 Annual Report on Form 10-K, as amended, of Pacific Premier Bancorp, Inc. filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Notice to San Diego Bank &Trust (“SDTB”) Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition transaction, the Company filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which contains a proxy statement of SDTB and a prospectus of the Company (collectively, the "proxy statement/prospectus"). A definitive proxy statement/prospectus will be distributed to the shareholders of SDTB in connection with their vote on the proposed acquisition of SDTB after the Registration Statement is declared by the SEC to be effective. As of the date of this press release, the Registration Statement has not been declared effective by the SEC.

SHAREHOLDERS OF SDTB ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. The definitive proxy statement/prospectus will be mailed to shareholders of SDTB. Investors and security holders will be able to obtain the definitive proxy statement/prospectus and the other documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge by (1) accessing the Company's website at www.ppbi.com under the "Investor Relations" link and then under the heading "SEC Filings," (2) writing the Company at 17901 Von Karman Ave., Suite 1200, Irvine, California 92614, Attention: Investor Relations or (3) writing San Diego Trust Bank at 2550 Fifth Avenue, Suite 1010, San Diego, CA 92103, Attention: Corporate Secretary.

The directors, executive officers and certain other members of management and employees of the Company may be deemed to be participants in the solicitation of proxies in favor of the proposed acquisition from the shareholders of SDTB. Information about the directors and executive officers of the Company is included in the proxy statement for its 2013 annual meeting of Pacific Premier shareholders, which was filed with the SEC on April 16, 2013. The directors, executive officers and certain other members of management and employees of SDTB may also be deemed to be participants in the solicitation of proxies in favor of the proposed acquisition from the shareholders of SDTB. Information about the directors and executive officers of SDTB will be included in the definitive proxy statement/prospectus for the proposed acquisition of SDTB.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus regarding the proposed acquisition when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Contact:

Pacific Premier Bancorp, Inc.

Steven R. Gardner
President/CEO
949.864.8000

Kent J. Smith
Executive Vice President/CFO
949.864.8000

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except share data)

ASSETS	March 31, 2013	December 31, 2012	March 31, 2012
	(Unaudited)	(Audited)	(Unaudited)
Cash and due from banks	$99,431	$59,325	$93,622
Federal funds sold	27	27	27
Cash and cash equivalents	99,458	59,352	93,649
Investment securities available for sale	301,160	84,066	150,739
FHLB stock/Federal Reserve Bank stock, at cost	10,974	11,247	11,975
Loans held for sale, net	3,643	3,681	62
Loans held for investment	941,828	982,207	695,195
Allowance for loan losses	(7,994)	(7,994)	(8,116)
Loans held for investment, net	933,834	974,213	687,079
Accrued interest receivable	4,898	4,126	3,632
Other real estate owned	1,561	2,258	1,768
Premises and equipment	8,862	8,575	9,550
Deferred income taxes	2,646	6,887	8,654
Bank owned life insurance	17,701	13,485	13,096
Intangible assets	4,463	2,626	2,013
Goodwill	11,854	-	-
Other assets	5,601	3,276	2,954
TOTAL ASSETS	$1,406,655	$1,173,792	$985,171
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposit accounts:
Noninterest bearing	$316,536	$213,636	$125,448
Interest bearing:
Transaction accounts	519,828	329,925	311,152
Retail certificates of deposit	344,968	361,207	410,117
Wholesale certificates of deposit	4,387	-	-
Total deposits	1,185,719	904,768	846,717
FHLB advances and other borrowings	44,191	115,500	28,500
Subordinated debentures	10,310	10,310	10,310
Accrued expenses and other liabilities	8,846	8,697	10,165
TOTAL LIABILITIES	1,249,066	1,039,275	895,692
STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value; 25,000,000 shares authorized; 15,437,531 shares at March 31, 2013, 13,661,648 shares at December 31, 2012, and 10,329,934 shares at March 31, 2012 issued and outstanding	154	137	103
Additional paid-in capital	128,075	107,453	76,239
Retained earnings	27,794	25,822	12,738
Accumulated other comprehensive income, net of tax of $1,095 at March 31, 2013, $772 at December 31, 2012, and $278 at March 31, 2012	1,566	1,105	399
TOTAL STOCKHOLDERS’ EQUITY	157,589	134,517	89,479
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,406,655	$1,173,792	$985,171

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)
(unaudited)

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
INTEREST INCOME
Loans	$13,396	$13,477	$11,237
Investment securities and other interest-earning assets	839	682	879
Total interest income	14,235	14,159	12,116
INTEREST EXPENSE
Interest-bearing deposits:
Interest on transaction accounts	218	243	329
Interest on certificates of deposit	801	963	1,427
Total interest-bearing deposits	1,019	1,206	1,756
FHLB advances and other borrowings	240	253	235
Subordinated debentures	77	79	84
Total interest expense	1,336	1,538	2,075
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	12,899	12,621	10,041
PROVISION FOR LOAN LOSSES	296	606	-
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,603	12,015	10,041
NONINTEREST INCOME
Loan servicing fees	326	326	177
Deposit fees	440	481	501
Net gain from sales of loans	723	659	-
Net gain from sales of investment securities	-	922	-
Other-than-temporary impairment loss on investment securities, net	(30)	(41)	(37)
Other income	265	847	298
Total noninterest income	1,724	3,194	939
NONINTEREST EXPENSE
Compensation and benefits	5,097	4,447	3,520
Premises and occupancy	1,293	1,148	878
Data processing and communications	635	600	367
Other real estate owned operations, net	37	672	147
FDIC insurance premiums	140	172	133
Legal, audit and professional expense	595	623	486
Marketing expense	206	154	215
Office and postage expense	263	218	163
Loan expense	248	280	236
Deposit expense	95	53	64
Merger related expense	1,745	-	-
Other expense	825	610	432
Total noninterest expense	11,179	8,977	6,641
NET INCOME BEFORE INCOME TAXES	3,148	6,232	4,339
INCOME TAX	1,176	2,421	1,647
NET INCOME	$1,972	$3,811	$2,692

EARNINGS PER SHARE
Basic	$0.14	$0.33	$0.26
Diluted	$0.13	$0.32	$0.25

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	14,355,407	11,282,433	10,335,935
Diluted	15,117,216	11,801,197	10,626,174

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
STATISTICAL INFORMATION
(dollars in thousands)

	For the Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012

Profitability and Productivity
Net interest margin	4.62%	4.88%	4.31%
Noninterest expense to average total assets	3.81	3.33	2.73
Efficiency ratio (1)	67.60	58.35	59.14
Return on average assets	0.67	1.42	1.11
Return on average equity	5.63	14.07	12.24

Asset and liability activity
Loans originated and purchased	$116,258	$161,110	$33,305
Repayments	(45,244)	(49,797)	(35,219)
Loans sold	(5,048)	(13,827)	-
Increase (decrease) in loans, net	(40,417)	121,451	(42,926)
Increase in assets	232,863	84,456	24,043
Increase in deposits	280,951	8,898	17,840
Increase (decrease) in borrowings	(71,309)	40,000	-

(1) Represent the ratio of noninterest expense less OREO operations and merger related expense to the sum of net interest income before provision for loan losses and total noninterest income less gains/(loss) on sale of securities, and gain on FDIC transactions.

	Average Balance Sheet
	Three Months Ended			Three Months Ended			Three Months Ended
	March 31, 2013			December 31, 2012			March 31, 2012
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
Assets	(dollars in thousands)
Interest-earning assets:
Cash and cash equivalents	$69,143	$37	0.22%	$41,867	$14	0.13%	$96,177	$50	0.21%
Federal funds sold	27	-	0.00%	27	-	0.00%	28	-	0.00%
Investment securities	134,895	802	2.38%	120,787	668	2.21%	136,216	829	2.43%
Loans receivable, net (1)	928,577	13,396	5.85%	870,782	13,477	6.19%	698,923	11,237	6.43%
Total interest-earning assets	1,132,642	14,235	5.09%	1,033,463	14,159	5.48%	931,344	12,116	5.20%
Noninterest-earning assets	39,493			43,352			40,861
Total assets	$1,172,135			$1,076,815			$972,205
Liabilities and Equity
Deposit accounts:
Noninterest-bearing	$237,170	$-	0.00%	$217,436	$-	0.00%	$118,545	$-	0.00%
Interest-bearing:
Transaction accounts	379,638	218	0.23%	305,364	243	0.32%	295,415	329	0.45%
Retail certificates of deposit	349,471	800	0.93%	378,068	963	1.01%	423,635	1,427	1.35%
Wholesale certificates of deposit	833	1	0.49%	-	-	0.00%	-	-	0.00%
Total deposits	967,112	1,019	0.43%	900,868	1,206	0.53%	837,595	1,756	0.84%
FHLB advances and other borrowings	44,769	240	2.17%	50,576	253	1.99%	28,566	235	3.32%
Subordinated debentures	10,310	77	3.03%	10,310	79	3.05%	10,310	84	3.29%
Total borrowings	55,079	317	2.33%	60,886	332	2.17%	38,876	319	3.31%
Total deposits and borrowings	1,022,191	1,336	0.53%	961,754	1,538	0.64%	876,471	2,075	0.95%
Other liabilities	9,727			6,725			7,752
Total liabilities	1,031,918			968,479			884,223
Stockholders' equity	140,217			108,336			87,982
Total liabilities and equity	$1,172,135			$1,076,815			$972,205
Net interest income		$12,899			$12,621			$10,041
Net interest rate spread (2)			4.56%			4.84%			4.25%
Net interest margin (3)			4.62%			4.88%			4.31%
Ratio of interest-earning assets to deposits and borrowings			110.81%			107.46%			106.26%

(1)	Average balance includes loans held for sale and nonperforming loans and is net of deferred loan origination fees, unamortized discounts and premiums, and allowance for loan losses.
(2)	Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(3)	Represents net interest income divided by average interest-earning assets.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
STATISTICAL INFORMATION

	March 31, 2013	December 31, 2012	March 31, 2012
Pacific Premier Bank Capital Ratios
Tier 1 leverage ratio	12.55%	12.07%	9.49%
Tier 1 risk-based capital ratio	14.43%	12.99%	12.54%
Total risk-based capital ratio	15.23%	13.79%	13.65%

Pacific Premier Bancorp, Inc. Capital Ratios
Tier 1 leverage ratio	12.84%	12.71%	9.54%
Tier 1 risk-based capital ratio	14.61%	13.61%	12.53%
Total risk-based capital ratio	15.40%	14.43%	13.65%
Tangible common equity ratio (1)	10.16%	11.26%	8.90%

Share Data
Book value per share (Basic)	$10.21	$9.85	$8.66
Book value per share (Diluted)	10.13	9.75	8.59
Tangible book value per share (1)	9.15	9.65	8.47
Closing stock price	13.15	10.24	8.00

(1) Tangible common equity to tangible assets (the "tangible common equity ratio") and tangible book value per share are non-GAAP financial measures derived from GAAP-based amounts.  We calculate the tangible common equity ratio by excluding the balance of intangible assets from common shareholders' equity and dividing by tangible assets. We calculate tangible book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per basic share, which we calculate by dividing common shareholders' equity by basic shares outstanding.  We believe that this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk- based capital ratios.  Accordingly, we believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios.  However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the non-GAAP measures of tangible common equity and tangible book value per share to the GAAP measures of common stockholder’s equity and book value per share is set forth below.

GAAP Reconciliation

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
STATISTICAL INFORMATION
(dollars in thousands, except per share data)

	March 31, 2013	December 31, 2012	March 31, 2012

Total shareholders' equity	$157,589	$134,517	$89,479
Less: Intangible assets	(16,317)	(2,626)	(2,013)
Tangible common equity	$141,272	$131,891	$87,466

Book value per share (Basic)	$10.21	$9.85	$8.66
Less: Intangible book value per share	(1.06)	(0.20)	(0.19)
Tangible book value per share	$9.15	$9.65	$8.47

Total assets	$1,406,655	$1,173,792	$985,171
Less: Intangible assets	(16,317)	(2,626)	(2,013)
Tangible assets	$1,390,338	$1,171,166	$983,158

Tangible common equity ratio	10.16%	11.26%	8.90%

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
STATISTICAL INFORMATION
(dollars in thousands)

	March 31, 2013	December 31, 2012	March 31, 2012
Loan Portfolio
Business loans:
Commercial and industrial	$140,592	$115,354	$83,947
Commercial owner occupied (1)	166,571	150,934	146,904
SBA	5,116	6,882	3,948
Warehouse facilities	138,935	195,761	44,246
Real estate loans:
Commercial non-owner occupied	256,015	253,409	168,672
Multi-family	139,100	156,424	185,367
One-to-four family (2)	87,109	97,463	52,280
Land	7,863	8,774	7,246
Other loans	4,690	1,193	3,139
Total gross loans (3)	945,991	986,194	695,749
Less loans held for sale, net	(3,643)	(3,681)	(62)
Total gross loans held for investment	942,348	982,513	695,687
Less:
Deferred loan origination costs/(fees) and premiums/(discounts)	(520)	(306)	(492)
Allowance for loan losses	(7,994)	(7,994)	(8,116)
Loans held for investment, net	$933,834	$974,213	$687,079

Asset Quality
Nonaccrual loans	$3,102	$2,206	$3,696
Other real estate owned	1,561	2,258	1,768
Nonperforming assets	4,663	4,464	5,464
Allowance for loan losses	7,994	7,994	8,116
Allowance for loan losses as a percent of total nonperforming loans	257.70%	362.38%	219.59%
Nonperforming loans as a percent of gross loans	0.33	0.22	0.53
Nonperforming assets as a percent of total assets	0.33	0.38	0.55
Net loan charge-offs for the quarter ended	$296	$270	$406
Net loan charge-offs for quarter to average total loans, net	0.13%	0.12%	0.23%
Allowance for loan losses to gross loans	0.85	0.81	1.17

Delinquent Loans:
30 - 59 days	$58	$106	$11
60 - 89 days	1,077	303	697
90+ days (4)	1,881	482	1,864
Total delinquency	$3,016	$891	$2,572
Delinquency as a % of total gross loans	0.32%	0.09%	0.37%

(1) Majority secured by real estate.
(2) Includes second trust deeds.
(3) Total gross loans for March 31, 2013 is net of the mark-to-market discounts on Canyon National loans of $2.7 million, on Palm Desert National loans of $4.7 million, and on First Associations loans of $157,000.

(4) All 90 day or greater delinquencies are on nonaccrual status and reported as part of nonperforming assets.